INVEST IN **SUSTAINO®**

Building carbon-neutral communities where homes meet harmony



SUSTAINABLE COMMUNITIES INTEGRATING HOUSING, FARMING, AND WELLNESS
Sustaino
An Integrated Life Community Developer

sustaino.life Chapel Hill, NC

Highlights

1. $1.5M revenue (inc. deferred) in 2024, projecting $10M by 2028 with proven demand (not guaranteed)
2. $40M+ sales pipeline from 100+ buyers with deposits already placed
3. Targeting the U.S. eco-housing market, projected to reach $150B by 2030
4. 6 communities in development across North Carolina, Georgia, Tennessee
5. 5,000 qualified leads demonstrate validated demand for sustainable living
6. Sustaino communities align with UN2030 goals for sustainable cities and production
7. Secured $250,000 Business Loan from M&F Bank (2023)

Featured Investor

V Raghunatha Varma Nunduri Venkat Follow Invested $13,000

Syndicate Lead

"As a investor, my focus is on backing ventures that unite bold vision with executable strategy and long-term value creation. Sustaino embodies these principles with remarkable clarity. At the heart of Sustaino's promise is its innovative response to a growing societal shift: the demand for sustainable, intentional living. This is not simply about eco-conscious housing, it's about reimagining community. Sustaino creates self-sustaining developments that resonate with forward looking individuals and families seeking holistic, purpose driven lifestyles. This is a rising tide, not a passing wave. And Sustaino is ahead of the curve. Led by Prakash Buchireddy, a seasoned Pharma IT entrepreneur with two decades of experience and a deep commitment to sustainable living, Sustaino has the leadership required to execute at scale. Prakash's clarity of vision and operational rigor set a tone that's essential for early momentum and long-term growth. What further differentiates Sustaino is the tangible nature of its assets. As a real estate development initiative, the venture offers the potential for stable returns anchored in appreciating land value and well located infrastructure. Their strategic focus on markets like North Carolina, where intentional communities are gaining traction amid steady population growth is both smart and timely. Crucially, Sustaino has already proven its ability to execute. With land acquired, development completed, lot sales progressing, home construction underway, and key county approvals secured (including Guilford in 2022 and Forsyth in 2023 for Vedic Village), Sustaino has moved well past the idea stage and is clearly positioned for scalable growth. For me, Sustaino exemplifies what I look for as an investor: a credible team, clear market opportunity, meaningful impact, and strong asset orientation. This is not just an investment, it's a stake in a better future. — Raghunatha Varma"

Our Team

Prakash Buchireddy Founder & CEO



* Led Integrated Life & Vedic Village from vision to approval. * Delivered Phase 1 of Integrated Life. * Navigated complex zoning, funding & execution challenges —now scaling Sustaino's self-sustaining community model across the U.S.



Neeraja Dasari Co-Founder

I complement the CEO's vision and lead operations during key phases. I specialize in identifying ideal properties for development and, as a lifestyle coach, I help infuse purpose and wellness into every Sustaino community.



Lindsay Dyan Marketing Director

* Combines marketing, sustainability, and real estate expertise to deliver impactful, brand storytelling * Built multiple entrepreneurial ventures * Experience with Earthship Academy and sustainable homes



Norris Clayton Chief Engineer

Norris Clayton, President of Hugh Creed Associates, brings 40+ years of civil engineering and land surveying experience. He leads sustainable projects at Sustaino, merging his passion and expertise to deliver innovative, practical solutions for every site



Nathaniel C. Parker Legal Advisor

Nathaniel Parker is an attorney specializing in real estate, land use, zoning, and litigation. At Sustaino, he ensures each community meets regulations and advances our mission, guiding acquisitions, zoning approvals, and protecting ethical land use.



Brandon Hall Outsourced CFO services are provided by Hall CPA

Sustaino partners with Hall CPA, a leading real estate accounting firm, for outsourced CFO services. They provide financial planning, cash flow forecasting, and dashboards, ensuring our projects stay efficient, scalable, and ready for investors.

Join us in shaping the future of living. Invest in Sustaino—where home meets harmony.

Problem

Traditional residential development destroys ecosystems and creates unsustainable communities. Developers mass-grade entire properties, removing 70-80% of natural habitats to build cookie-cutter subdivisions. Homeowners end up isolated in energy-inefficient houses, dependent on industrial food systems and disconnected from nature.


Traditional developers destroy ecosystems to build isolated houses

Conscious buyers, especially empty nesters, desperately seek sustainable alternatives but find only extremes. They can choose off-grid eco-villages requiring radical lifestyle changes, or traditional suburbs that contradict their environmental values. No one offers mainstream sustainable communities that work within existing financial systems.

Solution

Sustaino bridges this gap with integrated life communities that combine modern housing with regenerative ecosystems. Instead of destroying landscapes, we integrate organic farms, A2 dairy operations, and wellness facilities directly into residential neighborhoods. Homeowners get conventional mortgages and modern amenities while living in carbon-neutral communities.




On-site organic gardens
Free-ranging chickens and A2 dairy cows
Community kitchens serving farm-to-table meals
Wellness facilities

We work within traditional HOA governance and homeownership frameworks. This makes sustainable living accessible to mainstream buyers without requiring lifestyle upheaval.

Sustaino's Integrated Life aligns with UN2030 goals such as Goal 11: Sustainable Cities and Communities, by creating climate-resilient, inclusive neighborhoods; and Goal 12: Responsible Consumption and Production, by enabling circular living through local food systems, waste reduction, and resource-efficient design.

Market

The U.S. eco-friendly housing market is experiencing explosive growth, projected to reach $150 billion by 2030, up from $80-90 billion in 2023. This growth is driven by climate-conscious consumers, ESG-focused investors, and federal incentives for green building.


The U.S. eco-friendly housing market
$150B
in 2030
$80B
in 2023

Traction

Sustaino has demonstrated strong execution with $1.5M revenue (including deferred revenue) generated in 2024 and a $40M+ sales pipeline from 100+ buyers with deposits placed. We've successfully validated market demand with 5,000 qualified leads and proven our ability to attract buyers willing to place deposits before construction completion.

We've also secured a $250,000 business loan from M&F Bank, demonstrating institutional confidence in our business model.


$1.5M
revenue in 2024
$40M+
$40M+ sales pipeline 100+ buyers with deposits placed
5,000
qualified leads - validated demand database

How We Are Different

Traditional developers build isolated houses and walk away. Sustaino creates

Traditional developers build isolated houses and walk away. Sustaino creates thriving ecosystems where residents become stakeholders in self-sustaining communities with integrated farming, wellness, and shared resources.

Sustaino — An Integrated Life Community Developer	Traditional Approach:
Build complete ecosystems	Build houses only
Carbon-neutral design	Standard construction
Preserve natural habitats (remove only 20-30%)	Mass-grade properties (remove 70-80% of ecosystem)
Residents as stakeholders	Residents isolated and dependent
On-site organic food production	No food production
Regenerative community design	Standard suburban layout

Our Projects

Our current portfolio includes four communities in active development, demonstrating our ability to execute at scale. Integrated Life is fully operational with Phase 1 complete and residents moving in, while Phase 1 of Vedic Village, featuring 180 homes across 215 acres, is scheduled for completion by the end of the year.


Major Projects
Phase 1 Complete
Integrated Life
54 acres, 51 lots, residents moving in
Whitsett, NC
Phase 1 Infrastructure Development
Vedic Village
180 homes, 215 acres
Winston-Salem, NC

Chatham Village (34.5 acres in Pittsboro, NC) and Garden Homes (43.2 acres in Spring Lake, NC) represent our smaller-scale projects with land already acquired and engineering plans submitted.


Development Projects
Engineering Plans Being Submitted
Chatham Village
34.5 acres, land acquired 2021
Pittsboro, NC
Engineering Plans Being Submitted
Garden Homes
43.2 acres, land acquired 2023
Spring Lake, NC

Our expansion includes two new projects: Brundavanam (Georgia), a multi-use eco-community blending residential, retail, and commercial spaces, and Vanaprastha (Tennessee), a retirement-focused community with 450-600 sq ft homes designed for smaller footprints and purposeful living.


Future projects
Planned
Planned


Brundavanam
Multi-use eco-community
Georgia
Vanaprastha
450–600 sq. ft. homes, 2 beds, 1.5 baths, and 1-car garages
Tennessee

Customer Testimonials


Sustaino is building a self-sustaining community with Indian values at its core by blending nature, farming, and connection. We fully believe in Sustaino's vision.
Sudhakar and Archana
Sustaino seamlessly blends sustainability, wellness, and modern living. ... my home and embrace a lifestyle filled with health and meaningful connections.
VidhyaSagar Nandela
Sustaino offers a unique opportunity for us to embrace a Satvic lifestyle rooted in Vedic principles while staying close to our children.
Venkat Kodumudi

Use of Funds

Investment funds will be strategically allocated to accelerate our proven development model across multiple projects. 20% of funds raised will advance our existing four communities (Integrated Life, Vedic Village, Chatham Village, and Garden Homes), while 80% will launch our new expansion projects in Georgia and Tennessee: Brundavanam and Vanaprastha.


Use of funds
Brundavanam
(Georgia)
Vanaprastha
(Tennessee)
NEW PROJECTS
80%
80%
20%
20%
EXISTING PROJECTS
Integrated Life
(Phase 2+ development)
Vedic Village
(construction completion)
Chatham Village
(development launch)
Garden Homes
(Phase 2+ development)

Perks


$250-$499
Sustaino Notepad & Pen Set
$500-$999
Sustaino Embroidered Personalized Mesh Cap with Adjustable Strap
$1,000-$9,999
Farm-to-Table Lunch at Integrated Life



$10,000-$99,999
One Weekend "Integrated Life Experience" Voucher
$100,000+
Invite to annual retreat & strategy dinner
Sustaino
An Integrated Life Community Developer



Sustaino
An Integrated Life Community Developer
INVEST IN SUSTAINO TODAY
and join us in building the future of sustainable living.